AM
6/17/2005

SECURITI  SSION

05041965

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A



SEC MAIL PROCESSING
RECEIVED
JUN 14 2005
WASH. D.C.
209
SECTION

SEC FILE NUMBER
8- 52282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite 340
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President — 305-446-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cuthill & Eddy LLC
(Name — *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KG

KH 6/17

OATH OR AFFIRMATION

I, *Robert J.Escobio, President*, swear (or affirm) that, [to the] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi[rm of]
Capital Investment Services, Inc.,
December 31, *2004*, are true and correct. I further swear (or affirm) that neither the com[pany] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th[at of] a customer, except as follows:

None

Signature

President
Title


SUSAN ESCOBIO
MY COMMISSION # DD 349078
EXPIRES: November 12, 2008
Bonded Thru Notary Public Underwriters

Notary Public

This report** contains (check all applicable boxes):
- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c[on]solidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au[dit].

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	8,706
Commissions payable		53,753
Contingent liabilities – arbitrations		244,359
	$	306,818
Ratio of aggregate indebtedness to net capital		1.04 to 1